Exhibit (a)(5)(A)

Revlon Launches Exchange Offer to Holders of its Class A Common Stock
Upon Successful Consummation, Maturity Date of its Senior Subordinated Term Loan
to be Extended from August 2010 to Four Years from Exchange Offer Closing

NEW YORK, August 10, 2009 — Revlon, Inc. (NYSE: REV) (“Revlon”) today commenced an exchange offer in which each issued and outstanding share of Revlon Class A common stock may be exchanged on a one-for-one basis for a share of a newly-issued series of Revlon preferred stock (the “Exchange Offer”).

The new shares of preferred stock to be issued to tendering holders of Class A common stock upon successful consummation of the Exchange Offer would entitle its holders to:

•	Cash payments of approximately $7.10 over the four-year term of the preferred stock, through the payment of 12.75% annual dividends in cash (equal to approximately $0.11 per share quarterly), a special cash dividend of $1.50 per share after two years, and a $3.71 per share liquidation preference at maturity (assuming there is not a change of control of Revlon during that period);

•	The opportunity to share in proceeds upon a change of control of Revlon within two years after issuance of the preferred stock capped at total payments over the term of the preferred stock of $12.00 per preferred share;

•	The opportunity to share in proceeds upon a change of control of Revlon during the third year after issuance of the preferred stock capped at total payments over the term of the preferred stock of $12.50 per preferred share for stockholders electing to forgo the $1.50 special cash dividend, as further described below; and

•	A security that is senior in Revlon’s capital structure to the common stock and senior in right of payment to the Senior Subordinated Term Loan described below.

Each share of the preferred stock to be issued in the Exchange Offer would have a liquidation preference of $3.71, would be entitled to receive a 12.75% annual dividend payable quarterly in cash and would be mandatorily redeemable for cash four years from issuance. If Revlon engages in certain change of control transactions within two years after consummation of the Exchange Offer, the holders of the preferred stock would have the right to receive a special cash dividend, capped at an amount that would provide holders of the preferred stock with aggregate cash payments of up to $12.00 per share (including the liquidation preference and any dividends). If Revlon does not engage in any such change of control transaction within two years after consummation of the Exchange Offer, holders of the preferred stock would have the right to receive a special cash dividend of $1.50 per share.

In addition, each preferred stockholder will have a one-time opportunity, exercisable not earlier than six weeks nor later than two weeks prior to the second anniversary of the issuance of the preferred stock, to convert his or her shares into shares of a new series of preferred stock in exchange for giving up the right to receive the $1.50 per share special cash dividend; the effect of this conversion would be to extend from the second anniversary of the issuance of the preferred stock until the third anniversary of such issuance the preferred stockholder’s right to receive the change of control payment described above (but during such third year capped at $12.50 per share instead of $12.00 per share (in each case, including the liquidation preference and any dividends) over the term of the preferred stock and the new series of preferred stock). Each share of preferred stock would have the same voting rights as a share of Class A common stock, except with respect to certain mergers. Any shares of Class A common stock not exchanged in the Exchange Offer would remain issued and outstanding after the closing of the Exchange Offer, except as described below.

Beneficial owners of Revlon Class A common stock who wish to exchange their shares for preferred stock in the Exchange Offer should follow the instructions provided to them by their broker or nominee. Information for beneficial holders of Revlon Class A common stock will be mailed to Revlon stockholders by their brokers. Registered holders of Revlon Class A common stock who wish to exchange their shares for preferred stock in the Exchange Offer should follow the instructions included in the Letter of Transmittal that is being mailed to Revlon stockholders today. Holders of Class A common stock may contact D.F. King & Co., Inc., the information agent for the Exchange Offer, toll-free at (800) 949-2583, with any questions.

There can be no assurance that the Exchange Offer will be consummated. Consummation of the Exchange Offer is subject to, among other things, the non-waivable condition that at least a majority of the Class A common stock not beneficially owned by MacAndrews & Forbes Holdings Inc., Revlon’s principal stockholder (“MacAndrews & Forbes”) and its affiliates are tendered, and not withdrawn, in the Exchange Offer. MacAndrews & Forbes has agreed not to tender any shares of Class A common stock beneficially owned by it in the Exchange Offer, as it is participating in the transaction in the manner described below. The Exchange Offer has been authorized by all of the independent members of Revlon’s Board of Directors.

The Exchange Offer will expire on September 10, 2009, unless terminated or extended by Revlon.

Upon the successful completion of the Exchange Offer, the terms of the $107 million Senior Subordinated Term Loan between Revlon’s wholly-owned operating subsidiary, Revlon Consumer Products Corporation (“RCPC”), and MacAndrews & Forbes will be amended to extend the maturity date of the loan from August 2010 to four years after the consummation of the Exchange Offer and change its interest rate from 11% to 12.75% per annum. If upon completion of the Exchange Offer MacAndrews & Forbes is eligible to consummate a merger under Delaware law by reason of its 90% ownership of the outstanding shares of Class A common stock, MacAndrews & Forbes will as soon as reasonably practicable seek to consummate a short-form merger in accordance with Delaware law in which the remaining holders of Class A common stock (other than MacAndrews & Forbes or its affiliates) receive shares of the preferred stock to be issued in the Exchange Offer. For each share of Class A common stock exchanged in the Exchange Offer or acquired in a short-form merger, Revlon will issue to MacAndrews & Forbes one share of Class A common stock and MacAndrews & Forbes will contribute to Revlon $3.71 of the aggregate outstanding principal amount of RCPC’s Senior Subordinated Term Loan currently owed to MacAndrews & Forbes, up to a maximum contribution of $75 million of the principal amount outstanding under the Senior Subordinated Term Loan.

On August 10, 2009, counsel for parties in certain Delaware shareholder lawsuits filed against Revlon, its directors and MacAndrews & Forbes in connection with an initial proposal by MacAndrews & Forbes that led to the Exchange Offer reached an agreement in principle to settle all claims raised therein.

MacAndrews & Forbes, which is wholly-owned by Ronald O. Perelman, beneficially owns as of this date approximately 58% of Revlon’s outstanding Class A common stock, 100% of Revlon’s Class B common stock and approximately 61% of Revlon’s combined outstanding shares of Class A and Class B common stock, which together represent approximately 75% of the combined voting power of such shares.

About Revlon

Revlon is a worldwide cosmetics, hair color, beauty tools, fragrances, skincare, anti-perspirants/deodorants and beauty care products company. The Company’s vision is to provide glamour, excitement and innovation to consumers through high-quality products at affordable prices. Websites featuring current product and promotional information can be reached at www.revlon.com, www.almay.com and www.mitchumman.com. Corporate and investor relations information can be accessed at www.revloninc.com. The Company’s brands, which are sold worldwide, include Revlon®, Almay®, ColorSilk®, Mitchum®, Charlie®, Gatineau® and Ultima II®.

Additional Information and Where to Find It

This press release is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of Revlon common stock nor an offer to sell nor a solicitation of an offer to purchase any shares of Revlon preferred stock. The solicitation of offers to exchange shares of Revlon Class A common stock for shares of Revlon preferred stock is being made pursuant to a tender offer statement on Schedule TO (including an offer to exchange, a letter of transmittal and related materials) that Revlon filed with the SEC on August 10, 2009. Revlon stockholders are strongly advised to read the tender offer statement on Schedule TO (and related materials, including the offer to exchange), as they may be amended from time to time, as they contain important information. Revlon stockholders may obtain a free copy of these statements and other documents filed by Revlon with the SEC at the website maintained by the SEC at www.sec.gov.

In addition, the tender offer statement and related materials may be obtained for free at Revlon’s website at www.revloninc.com or by directing such requests to the Company’s Secretary, at Revlon, Inc., 237 Park Avenue, 14th Floor, New York, NY 10017, attention: Michael T. Sheehan (or via email to michael.sheehan@revlon.com), or by calling D.F. King & Co., Inc., the information agent for the exchange offer, toll-free at (800) 949-2583.

CONTACT FOR REVLON:
Revlon, Inc.
Steven Berns,
Executive Vice President and Chief Financial Officer
212-527-5181

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